Bison Capital Acquisition Corp.

 609-610 21st Century Tower

No. 40 Liangmaqiao Road
Chaoyang District, Beijing, China

May 2, 2019

Via Edgar

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4 Filed May 1, 2019 File No. 333-229127

Dear Ms. Yale:

This letter is in response to the letter dated May 2, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-4 (“Amendment No.6 to Form S-4”) is being submitted confidentially to accompany this letter.

Amendment No. 5 to Form S-4

Exhibits

1.	The consents from Cassel Salpeter and Venture Valuation that were filed in connection with your Amendment No. 4 both clearly state that they are not applicable to future amendments of the registration statement. Accordingly, please file revised consents from these entities. If you do so pursuant to an exhibits-only amendment, please ensure that the consents also clearly cover Amendment No. 5 that you filed on May 1, 2019.

Response: The revised consents from Cassel Salpeter and Venture Valuation have been filed with Amendment No. 6 to Form S-4 dated May 2, 2019, which is an exhibit-only amendment.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ James Jiayuan Tong
Name: James Jiayuan Tong
Title: Chief Executive Officer

Cc: Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC